UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39340

AGORA, INC.

Floor 8, Building 12

Phase III of ChuangZhiTianDi

333 Songhu Road

Yangpu District, Shanghai

People’s Republic of China

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

AGORA, INC.

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chief Financial Officer

Date: November 16, 2021

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release ⸺ Agora, Inc. Reports Third Quarter 2021 Financial Results